EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq” or “Company”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Hearing - Joint Use of Fiber Optic Infrastructure in Existing Residential Buildings

On January 5, 2020 the Company received a hearing document concerning the Joint Use of Fiber Optic Infrastructure in Existing Residential Buildings1 (“Hearing Document”). In the Hearing Document the principles being considered for the regulation of vertical deployment of fiber optic infrastructure in existing residential buildings are stated (in addition, it is noted that in the Hearing Document regulation of the said deployment is also examined for new residential buildings). The Hearing Document is the continuation of the document “Principles for the deployment of ultra-broadband infrastructure in Israel - Announcement” dated December 2018 (see the Company's Immediate Report dated December 19, 2018) and the document “Recommendations of the Inter-Ministerial Team to examine the policy of deployment of fixed line ultra broad band infrastructures in Israel” dated November 2019 (see the Company's Immediate Report dated November 6, 2019).

Based on what is stated in the Hearing Document, the Ministry is of the opinion that it is possible to establish rules that would oblige the joint use by operators of fiber optic infrastructure that will be deployed in existing residential buildings in a FTTH configuration with appropriate compensation for the operator that puts in the infrastructure.

Based on the arrangement proposed in the Hearing Document, a local operator that intends to deploy fiber optic infrastructure in an existing building where there is no fiber infrastructure will be obliged to contact every other local operator with a proposal to make joint use of fiber infrastructure that it will deploy in the building in return for participation in the costs of setting up the infrastructure or in return for another commercial agreement between them; and the local operator who will deploy fiber optic infrastructure in a new building will be obliged to deploy the infrastructure in such a way that will allow joint use of the infrastructure for at least one local operator, in addition to the operator/operators who have agreed with the joint operator on joint use of the fiber infrastructure prior to putting up the infrastructure, and the joint operator will be the owner of the infrastructure and will be responsible for ongoing maintenance and repair of faults throughout the life of the infrastructure.

It is also noted in the Hearing Document that the fiber infrastructure that will be deployed from the communications cabinet on the floor to the subscriber’s apartment is, apparently, part of the “internal wiring” in its meaning in section 4H of the Communications Law (Bezeq and Broadcasts), 1982, and accordingly the subscriber will be entitled to purchase from the license holder the internal wiring in accordance with the provisions of that section, and similarly in respect of payment for this segment, and that the proposed arrangement will not apply to existing residential buildings in which optical infrastructure was deployed prior to the start of the arrangement.

The date set for submitting comments to the hearing is by January 1, 2020. The Company is studying the hearing documents and will communicate its response in due course.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1 Below is a link to the document published on the website of the Ministry of Communications:

https://www.gov.il/BlobFolder/rfp/05012020/he/Joint%20use%20of%20fiber%20optic%20infrastructure%20in%20existing%20residential%20buildings.pdf